SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)



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                               ANGEION CORPORATION
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03462H404
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                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03462H404                  13G                    Page 2 of 6 Pages

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Brantrock Advisors, Inc.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           California
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   NUMBER OF   5.   SOLE VOTING POWER
                    337,332 Shares Common Stock
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
                                       -0-
  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER
                    337,332 Shares Common Stock
  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER
                                       -0-
    WITH
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,332 Shares Common Stock
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.38% of Common Stock (see
     responses to Item 4)

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12. TYPE OF REPORTING PERSON*


                                     CO/IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03462H404                     13G                    Page 3 of 6 Pages



Item 1(a).  Name of Issuer:

            Angeion Corporation

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            350 Oak Grove Parkway
            Saint Paul, Minnesota  55127-8599

            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            Brantrock Advisors, Inc.

            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            9465 Wilshire Boulevard
            Suite 900
            Beverly Hills, CA  90212

            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            California

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Item 2(d).  Title of Class of Securities:

            Common Stock

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Item 2(e).  CUSIP Number:

            03462H404

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

CUSIP No. 03462H404                     13G                    Page 4 of 6 Pages


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 03462H404                     13G                    Page 5 of 6 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 337,332 shares Class A Common Stock
          ----------------------------------------------------------------------

     (b)  Percent of class: 9.38% of Common Stock
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 337,332 shares of Common Stock,

          (ii)  Shared power to vote or to direct the vote: None,

          (iii) Sole power to dispose or to direct the disposition of: 337,332 shares of Common Stock,

          (iv)  Shared power to dispose or to direct the disposition of: None.



Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

             Not applicable.
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     Brantrock Advisors, Inc. is the Managing Member of CCF Partners II, a vehicle in which Columbia Charitable Foundation, one of its investment advisory clients, has a right to receive dividends from or the proceeds of a sale of the shares which may represent more that 5% of the outstanding shares of the Common Stock of the Issuer.

         -----------------------------------------------------------------------

CUSIP No. 03462H404                     13G                    Page 6 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             Not applicable.
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Item 8.  Identification  and  Classification  of Members of the Group.

             Not applicable.

         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

             Not applicable.

          ----------------------------------------------------------------------

Item 10.  Certifications.

             Not applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 12 day of February, 2003.


                                            Brantrock Advisors, Inc.


                                        By:  /s/  Thomas Spiegel
                                            Thomas Spiegel
                                            Chief Executive Officer




Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).